SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

VECTOR GROUP LTD.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M-10-8
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M-10-8                                        Page 2

1)	Names of Reporting Persons Howard M. Lorber
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 4,192,387 (See Item 5)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 4,192,387 (See Item 5)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,192,387 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 92240M-10-8                                        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 9 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.         Interest in Securities of the Issuer
(a) As of December 17, 2012, Mr. Lorber was the direct or indirect beneficial owner of, in the aggregate, 4,192,387 shares of Common Stock, which constituted approximately 4.7% of the 89,898,411 shares of Common Stock outstanding as of December 11, 2012.

(b)Mr. Lorber exercises sole voting power and sole dispositive power over (i) 1,729,988 shares of Common Stock held directly by Mr. Lorber, (ii) 2,172,969 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, (iii) 52,118 shares of Common Stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership and (iv) 237,312 shares of Common Stock held by Lorber Gamma Limited Partnership. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling stockholder of Lorber Alpha II, Inc. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership, a Nevada limited partnership. Mr. Lorber is a director, officer and controlling stockholder of Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 16,754 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)The following transactions in the Company's Common Stock were effected during the past 60 days: (i) on December 11, 2012, 162,397 shares of Common Stock were delivered by Mr. Lorber to the Company as payment of Mr. Lorber's tax liability incident to the vesting of 243,101 shares of restricted stock, which were awarded to Mr. Lorber on April 7, 2009; (ii) on December 17, 2012, Mr. Lorber sold 475,000 shares of Common Stock in the open market at a price of $15.07 per share; and (iii) on December 17, 2012, Lorber Epsilon 1999 Limited Partnership sold 525,000 shares of Common Stock in the open market at a price of $15.07 per share. The cash proceeds from the sales on December 17, 2012 will be used to retire a margin loan in full and reduce the balance on a bank line of credit.

(d)Not applicable.

(e)Mr. Lorber ceased to be the beneficial owner of more than 5% of the Company's Common Stock on December 17, 2012.

CUSIP No. 92240M-10-8                                        Page 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 11, 2012, the Company agreed to accelerate to December 11, 2012 the vesting of an aggregate of 243,101 shares of restricted stock (the “Award Shares”) that were previously awarded to Mr. Lorber under a Restricted Share Award Agreement dated April 7, 2009 (the “Award Agreement"). The Award Shares were previously scheduled to vest in equal parts on September 15, 2013 and September 15, 2014. In accordance with the terms of the Award Agreement, Mr. Lorber will also receive upon vesting all accrued and unpaid dividends on the Award Shares (the “Accrued Dividends”).

In connection with, and as a condition to, the acceleration of the vesting schedule, Mr. Lorber entered into an Amendment to the Award Agreement (the "Amendment") and an Agreement (the "Agreement") with the Company, effective as of December 11, 2012.  Pursuant to the Agreement, Mr. Lorber agreed, in the event his employment with the Company terminates prior to September 15, 2014, to repay to the Company, in either shares of the Company's Common Stock or cash, the fair market value on the termination date of that portion of the Award Shares that he would have otherwise had to forfeit under the Award Agreement had the vesting of the Award Shares not been accelerated, plus cash in the amount of any Accrued Dividends and any additional dividends declared on such shares.

The foregoing description of the Agreement and Amendment is summary in nature and is qualified in its entirety by reference to the agreements, copies of which are filed as Exhibits 10.1 and 10.2 to the Company's Current Report on Form 8-K filed with the SEC on  December 14, 2012 and incorporated herein by reference.

CUSIP No. 92240M-10-8                                        Page 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2012

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber